UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
PRESS RELEASE	Tel +31 26 3778 292
Fax +31 26 4438 381
ARCADIS HAS RECORD YEAR WITH STRONG	www.arcadis-global.com
INCREASE IN REVENUE AND PROFIT
Strategy sharpened; growth goal increased

•                  Net income from operations rose 25%; proposed dividend € 1.23 per share (+23%)

•                  Gross revenue 22% higher at € 1.5 billion, organic growth 16%

•                  Margin surpasses 10% goal and ends at 10.5%

•                  Strong growth and margin improvement in all business lines

•                  Within the sharpened strategy the growth goal was raised to 15% per year

•                  Outlook for 2008 is positive

ARNHEM, THE NETHERLANDS – March 3, 2008 – ARCADIS (EURONEXT: ARCAD), the international consultancy, design, engineering and management services company again achieved excellent results in 2007. Net income from operations (before amortization and non-operational items) was 25% higher at € 62.3 million. Per share, this is € 3.06 against € 2.47 in 2006. Gross revenue rose 22% to € 1.5 billion, driven in part by a record organic growth of 16%. The margin improved further to 10.5% (2006: 9.4%), and for the first time surpassed the 10% goal. Performance was strong across the board. In all three business lines organic growth was (well) above our targets while margins improved. Geographically, all regions contributed to the improved profits, particularly the Netherlands, Brazil and the United States.

ARCADIS proposes to increase the dividend of € 1.23 per share (2006: € 1.00) to be distributed in cash. This is 40% of net income from operations.

In 2007 we acquired 8 companies, in total adding 1460 people and € 192 million in new revenues. The main acquisition was that of U.S.-based RTKL, a global player in architectural design and planning with 1050 people. In the Netherlands, the acquisition of Alkyon serves to strengthen our position in the strong international growth market for water management. Smaller takeovers in the Netherlands, Germany, Belgium and Chile added specialties while in the U.K. the activities in the environmental market and in project management were expanded.

CEO Harrie Noy about the results: “The excellent performance is a result of strong growth, further margin improvement and a fine contribution from acquisitions. The especially high organic growth underlines the success with which our people were able to capitalize on the favorable current market conditions. The strong focus on clients and on internal cooperation to maximize utilization of knowledge enabled us to increase market share, particularly in environmental markets. The fourth consecutive year of margin improvement is a good indication that our strategic accent on activities with higher added value is reaping results.”

Key figures

Amounts in € 1 million, unless otherwise stated	Fourth Quarter			Full year
	2007	2006	Δ	2007	2006	Δ
Gross revenue	422	342	24%	1,510	1,233	22%
Ebita	32.7	23.9	37%	107.2	78.8	36%
Ebita recurring	31.4	23.9	32%	105.9	78.8	34%
Net income	17.8	14.6	22%	54.9	44.9	22%
Net income per share (in €) (1)	0.88	0.72	22%	2.70	2.22	22%
Net income from operations (2)	19.2	16.5	16%	62.3	50.0	25%
Ditto, per share (in €) (1),(2)	0.94	0.81	16%	3.06	2.47	24%

(1)          In 2007 based on 20.3 million shares outstanding (in 2006: 20.2 million)

(2)          Excluding amortization and non-operational items

Fourth Quarter

Gross revenue increased 24%. The contribution from acquisitions was 13%; the currency effect 4% negative. Organic growth was high at 15% and remained at a good level in almost all countries. In Brazil, a turn key energy project with a significant amount of subcontracting caused a strong revenue increase. In the United States, organic growth came out to 9%. Here, the strong decline in land development continued, while several large environmental projects that included considerable subcontracting were completed.

Net revenue – the part of revenues produced by our own staff – increased by 21%, of which 16% was a result of acquisitions. The currency effect was 4% negative. The 9% organic growth was lower than gross revenues due to an increase in the level of subcontracting, particularly in infrastructure.

In the fourth quarter, two acquisitions were completed: environmental consultancy Vectra (gross revenue € 14.5 million, 110 employees) in the U.K. specialized in providing health & safety and risk-management services and Idesol (gross revenue € 4 million, 70 employees) in Chile, to strengthen our position in the fast growing mining sector.

EBITA was impacted by two non-operational issues: the sale of real estate in France (book gain € 1.4 million) and the introduction of a share participation plan for employees in the U.K. (charge € 0.1 million). Excluding these two items recurring EBITA grew by 32%. Of this amount 26% came from acquisitions; the currency effect was 4% negative. The organic growth of 9% mainly came from the Netherlands and other European countries. As a result of procedural delays, the contribution from carbon credits from the biogas installations in Brazil was zero in the quarter, while this amounted to € 0.6 million in the fourth quarter of 2006. Corrected for this item, EBITA organically rose 12%. This was somewhat lower than earlier quarters due to the impact of land development in the U.S.

Net income from operations was 16% higher. This is lower than the increase in recurring EBITA, particularly because the 2006 fourth quarter saw non-recurring tax advantages.

Full year

Gross revenue increased 22%. The contribution from acquisitions was 10%; the currency effect 4% negative. At 16%, organic growth was well above our goal of 5%. Almost all countries showed double-digit organic growth, with the largest contributions coming from the Netherlands, the United States and Brazil. In Poland, project delays appear to be over which led to strong activity growth.

Net revenue grew by 20% to above one billion euros. The contribution from acquisitions was 12%; the currency effect 3% negative. Organic growth amounted to 11% and was lower than gross revenue growth as a result of considerable amounts of third party work in energy projects in Brazil and several large environmental projects in the United States.

Excluding the above mentioned two non-operational items, recurring EBITA increased 34% to € 105.9 million. Acquisitions contributed 20%; the currency effect was negative 4%. The organic increase of 18% was the result of profit increases in the Netherlands, Brazil and the United States, while Poland, Germany and Chile also saw better returns. The contribution from carbon credits was € 2.6 million (2006: € 0.6 million).

The margin (recurring EBITA as % of net revenue) improved to 10.5% (2006: 9.4%) as a result of portfolio changes and productivity improvements in existing operations. The strongest increase occurred in buildings: to 9.9% (2006: 7.3%). In the other segments margins also improved, in infrastructure to 8.8% (2006: 8.4%) and in environment to 13.5% (2006: 12.0%).

Financing charges primarily increased as a result of investments in acquisitions. Excluding derivatives to hedge interest and currency risks, financing charges increased to € 8.1 million (2006: € 4.6 million). In addition, the 2006 figure was positively impacted by a one-off interest gain of € 0.5 million.

The tax rate rose to 32.8%, (2006: 30.2%) as a result of the abovementioned non-recurring tax benefits in 2006, geographical changes in taxable income and because option costs in the Netherlands are no longer tax deductible. The loss in associated companies of € 0.8 million (2006: € 0.5 million) resulted from Brazilian energy projects that experienced start-up problems and contract delays. Minority interest increased to € 2.6 million (2006: € 1.5 million), mainly the result of positive developments in Brazil, where ARCADIS owns 50.01% of the shares.

Cash flow, investments and balance sheet

Cash flow from operational activities was at the healthy level of € 79 million (2006: € 86 million). The slight decline compared to 2006 mainly resulted from changes in tax payments and a limited increase in working capital. Investments in acquisitions amounted to € 102 million of which € 17 million was for after payments. Goodwill acquired amounted to € 85 million and identifiable intangible assets amounted to € 15 million.

The balance sheet total rose to € 922 million (2006: € 736 million). Despite the strong organic growth, working capital declined as a percentage of gross revenue. Predominantly due to investments in acquisitions, net debt increased to € 134 million (2006: € 45 million). The balance sheet ratios remained strong. The net debt to EBITDA ratio was 1.0 (2006: 0.4); and the interest coverage ratio was 14 (2006: 17).

Developments per service area

The figures stated below relate to gross revenue developments and discuss the comparison between the full years 2007 and 2006, unless otherwise note.

•      Infrastructure

Gross revenue rose 11% with a currency impact of minus 2% and an acquisition effect of on balance minus 1% as a result of the divestment of Euroconsult. Organic growth was 13%. Principally in the Netherlands solid growth occurred due to investments in (rail) infrastructure and a favorable municipal market. In Belgium, France and Poland, revenues also increased, as they did in Brazil and Chile where investments in mining and energy projects drove growth. In the U.S., water and transportation drove growth, which was somewhat offset by a strong decline in land development due to the poor housing market.

•      Environment

Gross revenue increased 16%. The contribution from acquisitions was 2%; the currency effect negative 8%. The very strong organic growth of 22% mainly came from the United States where the introduction of a client focused business model resulted in a larger market share, particularly with industrial clients. Although no new GRiP® contracts were won, backlog in the United States increased by 16% measured in net revenue terms. In Brazil, activities saw strong growth, particularly for multinationals, while also in most European countries and Chile a healthy growth level was achieved.

•      Buildings

Gross revenue grew 71% of which 60% was a result of acquisitions. This was primarily driven by RTKL (acquired early July) but also included PinnacleOne in the United States and a number of smaller acquisitions in European countries. There was no currency effect. The organic growth of 11% was driven by the expansion in management and consulting services in the Netherlands, Belgium, Germany and the U.K. ARCADIS Worldwide Project Consulting, aimed at services for international property investors, took off strongly. Demand for ‘green buildings’ is increasing strongly, offering opportunities for the combination of real estate and environmental expertise.

Strategy sharpened with higher growth goal

The ARCADIS strategy in recent years has been successful. In the 2003 – 2007 time frame, average annual revenue growth was more than 15%, while margins improved from 6% to 10.5%. Acquisitions and divestments served to adjust the portfolio and change the profile of the Company. Because the strategy is reviewed every 2 to 3 years, this was again done in 2007. This resulted in a revised strategy entitled: ‘Building global leadership’.

The revised strategy builds on our achievements with the sharper ambition to reach leading positions in each of the three market segments in which ARCADIS is active. In infrastructure we want a leading position in rail, water and large transportation corridors. In environment, the goal is a leading market position in environmental services for private companies, while in buildings it is our ambition to create a differentiating position through internationally providing high level design, management and consultancy services. Client focus through systematic account management, globally seamless service delivery and operating as one company from strong local positions, remain core elements of the strategy.

Because of the changing activity mix and the long term market outlook, the growth goal has been raised to15%, with at least half coming from organic growth. The target for the growth of earnings per share was raised to 15% (based on net income from operations and the current financing structure). Both of these goals are excluding currency effects. Because the size of acquisitions can vary considerably, these targets are set as average over a period of a number of years. The margin target was maintained at minimally 10%. The growth goals per business line are as follows:

	Organic growth goal	Margin target
Infrastructure	6%	8% - 9%
Environment	12%	12% - 13%
Buildings	8%	10% - 11%
Total	> 7.5%	> 10%

In case of structural portfolio changes, for example acquisitions, the goals will be re-evaluated. The policy remains aimed at productivity improvement and activities with higher added value and growth potential. Achieving the above mentioned targets will also depend on market conditions.

Outlook

In all countries where ARCADIS is active, expansion and improvement of infrastructure is an important priority. In Europe, the solid economic conditions positively impact the investments in infrastructure, while PPP initiatives are used to solve bottlenecks quicker with private sector money. In the United States, the transportation market is expected to be stable, while the framework contract that was won in New Orleans last year, is a good basis for further growth in the water market. Meanwhile, less than 1% of total revenues comes from the American market for land development, rendering its impact limited. Raw material demand drives continued favorable market conditions in Brazil and Chile.

The considerable attention for sustainability and climate change is positive for the environmental market. Many multinational companies want international service providers, as a result of which our market share in the environmental market can increase further. It is expected that new opportunities will arise in 2008 for GRiP®, both with the U.S. Department of Defense, and with the redevelopment of private sector polluted sites. The acquisition of LFR ($ 127 million gross revenue, 480 employees) completed at the end of January 2008, has strengthened our geographic position in the western United States and adds air quality, industrial hygiene, geotechnical and guaranteed remediation services and will allow us to create synergy benefits similar to BBL.

In the buildings market, our position has been considerably strengthened in recent years with services high in the value chain. RTKL has a backlog that is 40% higher than a year ago, and concentrates on opportunities in hospitals, government buildings and the international market. For project management and consultancy services the backlog is good. Activities in the Middle East will be expanded. With the recently won 5-year facility management contract for Philips, we can further expand these services.

CEO Harrie Noy concludes: “The outlook for ARCADIS is positive. The markets in which we operate offer significant prospects. Our strong home market positions, client focused approach and internal synergy, provide a fine basis for growth and enlargement of our market share. In addition, acquisitions remain high on our priority list. Barring unforeseen circumstances, we expect further growth of revenue and income for 2008.”

ARCADIS is an international company providing project management, design, consultancy and engineering services to enhance mobility, sustainability and quality of life. Infrastructure – Environment – Buildings. ARCADIS develops, designs, implements, maintains and operates projects. For companies and governments. With more than 13,000 employees and over €1.5 billion in gross revenue. A multinational presence with an extensive international network and knowledge and experience that is internationally renowned. Focused on creating value for clients. Responsible and committed, thinking and acting. Results count.

AS OF MARCH 4, 2008, THE ARCADIS SHARE IS INCLUDED IN THE MIDKAP INDEX OF EURONEXT AMSTERDAM.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

This press release has been drafted in the period between preparation and approval of the annual accounts of ARCADIS NV. The figures in this press release for the full year 2007 have been derived from the annual accounts of ARCADIS NV which were not yet public at the moment this press release is issued. These annual results were audited and the auditor has issued an unqualified report. The annual accounts have not yet been adopted by the General Meeting of Shareholders. The figures related to the fourth quarter 2007 in this press release are unaudited.

- - tables follow - -

ARCADIS NV

CONDENSED CONSOLIDATED STATEMENT OF INCOME

	Fourth quarter		Full year
Amounts in € millions, unless otherwise stated	2007	2006	2007	2006
Gross revenue	422.3	341.5	1,510.2	1,233.0
Materials, services of third parties and subcontractors	(151.3)	(117.6)	(505.7)	(395.6)
Net revenue	271.0	223.9	1,004.5	837.4
Operational cost	(233.4)	(195.2)	(878.5)	(740.9)
Depreciation	(6.5)	(4.8)	(20.4)	(17.7)
Other income	1.6		1.6
EBITA	32.7	23.9	107.2	78.8
Amortization identifiable intangible assets	(4.1)	(3.2)	(12.2)	(8.3)
Operating income	28.6	20.7	95.0	70.5
Financing items	(2.3)	(1.5)	(8.6)	(3.5)
Income from associates	(0.2)	(0.1)	(0.8)	(0.5)
Income before taxes	26.1	19.1	85.6	66.5
Income taxes	(8.5)	(4.4)	(28.1)	(20.1)
Profit for the period	17.6	14.7	57.5	46.4

Attributable to:
Net income (Equity holders of the Company)	17.8	14.6	54.9	44.9
Minority interest	(0.2)	0.1	2.6	1.5

Net income	17.8	14.6	54.9	44.9
Amortization identifiable intangible assets after taxes	2.7	2.1	7.9	5.9
Book gain sale real estate, net of taxes	(1.0)		(1.0)
Option costs UK share save scheme	0.1		0.1
Net effects of financial instruments	(0.4)	(0.2)	0.4	(0.8)
Net income from operations	19.2	16.5	62.3	50.0

Net income per share	0.88	0.72	2.70	2.22
Net income from operations per share	0.94	0.81	3.06	2.47
Weighted average number of shares (in thousands)	20,244	20,209	20,330	20,234

ARCADIS NV

CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in € millions	December 31, 2007	December 31, 2006
ASSETS
Non-current assets	332.9	234.7
Current assets	588.8	501.8
TOTAL	921.7	736.5

EQUITY AND LIABILITIES
Shareholders’ equity	187.7	188.9
Minority interest	11.5	11.8
Total equity	199.2	200.7
Non-current liabilities	229.7	165.5
Current liabilities	492.8	370.3
TOTAL	921.7	736.5

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in € millions	Share capital	Additional paid-in capital	Reserve exchange rate differences	Retained earnings	Shareholders’ equity	Minority interest	Total equity
Balance at 1-1-2006	1.0	44.2	6.4	124.6	176.2	11.9	188.1
Exchange rate differences			(14.0)		(14.0)	—	(14.0)
Taxes related to share-based payments				6.4	6.4		6.4
Income directly recognized in equity			(14.0)	6.4	(7.6)		(7.6)
Profit for the period				44.9	44.9	1.5	46.4
Total income / (expenses) for the period			(14.0)	51.3	37.3	1.5	38.8
Share-based compensation				1.8	1.8		1.8
Dividends to shareholders				(13.4)	(13.4)	(0.3)	(13.7)
Own shares purchased for granted options				(17.6)	(17.6)		(17.6)
Options exercised				4.6	4.6		4.6
Other changes						(0.4)	(0.4)
Expansion ownership						(0.9)	(0.9)
Balance at 12-31-2006	1.0	44.2	(7.6)	151.3	188.9	11.8	200.7
Balance at 1-1-2007	1.0	44.2	(7.6)	151.3	188.9	11.8	200.7
Exchange rate differences			(22.2)		(22.2)	0.7	(21.5)
Taxes related to share-based compensation				(0.1)	(0.1)		(0.1)
Income directly recognized in equity			(22.2)	(0.1)	(22.3)	0.7	(21.6)
Profit for the period				54.9	54.9	2.6	57.5
Total income / (expenses) for the period			(22.2)	54.8	32.6	3.3	35.9
Share-based compensation				4.2	4.2		4.2
Dividends to shareholders				(20.4)	(20.4)	(2.0)	(22.4)
Own shares purchased for granted options				(19.8)	(19.8)		(19.8)
Options exercised				2.2	2.2		2.2
Expansion ownership						(1.6)	(1.6)
Balance at 12-31-2007	1.0	44.2	(29.8)	172.3	187.7	11.5	199.2

ARCADIS NV
CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Full year	Full year
Amounts in € millions	2007	2006

Net income	54.9	44.9
Depreciation and amortization	32.6	26.0
Gross cash flow	87.5	70.9
Net working capital	(0.8)	11.2
Other changes	(7.8)	4.3
Net cash provided/(used) by operating activities	78.9	86.4

Investments/divestments (net) in:
(In)tangible fixed assets	(19.1)	(18.4)
Acquisitions/divestments	(87.7)	(46.1)
Financial assets	(8.7)	(4.4)
Net cash used in investing activities	(115.5)	(68.9)

Net cash provided by financing activities	32.0	12.7

Exchange rate differences	(4.3)	(2.6)
Change in cash and equivalents	(8.9)	27.6
Cash and cash equivalents at January 1	101.5	73.9
Cash and cash equivalents at December 31	92.6	101.5

ATTACHMENT TO PRESS RELEASE ANNUAL RESULTS 2007 OF ARCADIS NV

Geographical information

in euro millions or %

Gross revenue

	2007	2006
Netherlands	374	323
Other European countries	342	278
United States	656	518
Rest of world	138	114
Total	1,510	1,233

EBITA, recurring

	2007	2006
Netherlands	26.2	17.4
Other European countries	22.6	18.8
United States	44.6	34.8
Rest of world	12.5	7.8
Total	105.9	78.8

Margin, recurring

	2007	2006
Netherlands	10.3%	7.8%
Other European countries	8.2%	8.3%
United States	10.9%	10.5%
Rest of world	19.6%	14.0%
Total	10.5%	9.4%

Geographic mix (gross revenue)

	2007	2006
Netherlands	25%	26%
Other European countries	23%	23%
United States	43%	42%
Rest of world	9%	9%
Total	100%	100%

Information about business lines

Gross revenue

	2007	2006
Infrastructure	622	562
Environment	537	465
Buildings	351	206
Total	1,510	1,233

Margin, recurring

	2007	2006
Infrastructure	8.8%	8.4%
Environment	13.5%	12.0%
Buildings	9.9%	7.3%
Total	10.5%	9.4%

Activity mix (gross revenue)

	2007	2006
Infrastructure	41%	45%
Environment	36%	38%
Buildings	23%	17%
Total	100%	100%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: March 4, 2008	By:	/s/ C.M. Jaski
Mr. C.M. Jaski
Member Executive Board